

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL	
OMB Number:	3235-0123
Expires·	October 31, 2004
Estimated average burden	
hours per response......12.00	

SEC FILE NUMBER
8- 053586

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____January 1, 2008_____ AND ENDING_____December 31, 2008_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saints Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

475 Sansome Street, Suite 1850

(No and Street)

San Francisco   California   94111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Chow   (415) 321-6840

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

Saints Advisors, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008

OATH OR AFFIRMATION

I, _____Kenneth B. Sawyer_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Saints Advisors, LLC_____ , as
of ____December 31, 2008_____ _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of _California_____

County of _San Francisco_____

Subscribed and sworn to (or affirmed) before me
on this _20_ day of _April_ , 20_09_
by _Kenneth B. Sawyer___
personally known to me or proved to me on the
basis of satisfactory evidence to be the person(s)
who appeared before me.

_Ashley M. Caponio_____
Notary Public

_____

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
Certified Public Accountants

<u>Independent Auditor's Report</u>

Board of Directors
Saints Advisors, LLC:

We have audited the accompanying statement of financial condition of Saints Advisors, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saints Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 18, 2009

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Saints Advisors, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 117,907
Accounts receivable	25,800
Automobile and equipment, net	—
Total assets	**$ 143,707**

Liabilities and Member's Equity

Liabilities

Accounts payable & accrued expenses	$ 8,250
Payable to related party	4,064
Total liabilities	12,314
Member's equity	131,393
Total liabilities and member's equity	**$ 143,707**

Saints Advisors, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues

Advisory fees	$ 344,000
Interest income	2,904
Other income	52,914
Total revenues	399,818

Expenses

Employee compensation & benefits	212,096
Communication	3,220
Occupancy	13,198
Taxes, other than income taxes	2,733
Other operating expenses	63,668
Total expenses	294,915
Net income (loss) before income tax provision	104,903
Income tax provision	1,700
Net income (loss)	$ 103,203

The accompanying notes are an integral part of these financial statements

Saints Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 356,523
Member's distributions	(328,333)
Net income (loss)	103,203
Balance at December 31, 2008	$ 131,393

The accompanying notes are an integral part of these financial statements.

Saints Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net income (loss)			$ 103,203
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation		$ 13,868	
(Increase) decrease in:			
Accounts receivable		4,200	
Prepaid expenses		800	
(Decrease) increase in:			
Accounts payable & accrued expenses		669	
Payable to related party		600	
Total adjustments			20,137
Net cash and cash equivalents provided by (used in) operating activities			123,340

Cash flows from investing activities:			–

Cash flows from financing activities:			
Member's distributions		328,333	
Net cash and cash equivalents provided by (used in) financing activities			328,333

Net increase (decrease) in cash and cash equivalents			(204,993)
Cash and cash equivalents at beginning of year			322,900
Cash and cash equivalents at end of year			$ 117,907

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$	–
Income taxes	$	1,700

Saints Advisors, LLC
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors, LLC (the "Company"), a Delaware limited liability company, was formed on May 26, 2000. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions, corporate development and other consulting services to public and nonpublic companies in the technology industry. It does not carry securities accounts for customers and does not perform custodial functions relating to customer securities

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes commercial paper instruments as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

The Company has fully depreciated automobile and equipment of $84,903. Automobile and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for financial statement purposes. For a year ended December 31, 2008, depreciation expense was $13,868.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal tax purposes, in accordance with a single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no federal tax provision has been provided. However the Company is subject to a gross receipts fee in California in addition to a minimum California tax.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for tax purposes, therefore no federal income tax provision is provided.

All tax effects of the Company's income or loss are passed through to the Member's tax return. At December 31, 2008, the Company recorded the California gross receipts fee of $900 and the minimum California state income tax of $800, for a total income tax provision of $1,700.

Note 3: RELATED PARTY TRANSACTIONS

The Company pays a monthly reimbursement to an affiliated company Saints Management, LLC ("Saints") in consideration for certain expenses paid on the Company's behalf. Saints is a Delaware company incorporated to manage Saints Ventures, LLC., a Delaware limited liability company, Saints Capital I, LP., Saints Capital II, LP., Saints Capital III, LP., Saints Capital IV, LP. Saints Capital V, LP., Saints Capital Avalon, LP., Saints Capital Belvedere, LP., Saints Capital Chamonix, LP., Saints and the Company share common ownership. For the year ended December 31, 2008, expenses incurred by the Company in respect of the expense sharing agreement with Saints totaled $16,275 of which rent expense was $13,198.

At December 31, 2008, the Company owes $4,064 for rent, administrative expense and telephone charges incurred during the year.

Note 4: OPTION PLAN

In November 2000, the Company established an option plan. Under the option plan, the Company is authorized to grant options to purchase 10,000,000 membership units to its employees directors and consultants. Options granted generally vest in installments over a four-year period, commencing on the grant date. Options expire ten years from the date of grant.

A summary of activity under the option plan is set forth below:

Exercise	Outstanding	Options Price
Outstanding, December 31, 2007	3,000,000	$0.01
Options issued (canceled), net	–	0.01
Outstanding, December 31, 2008	3,000,000	$0.01

At December 31, 2008, options to purchase 6,994,167 membership units were available for grant.

Additional information regarding options outstanding as of December 31, 2008 is as follows:

	Options Outstanding			Options Vested and Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Vested and Outstanding	Weighted Average Exercise Price
$ 0.01	3,000,000	2.7	$ 0.01	3,000,000	$ 0.01

Note 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in the financial institution were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $105,593 which was $100,593 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,314) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Saints Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital

Member's equity			$ 131,393
Less: Non allowable assets			
Accounts receivable		$ (25,800)	
Total non-allowable assets			(25,800)
Net capital			105,593

Computation of net capital requirements

Minimum net capital requirements			
6 ⅔ percent of net aggregate indebtedness	$	821	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			5,000
Excess net capital			$ 100,593
Ratio of aggregate indebtedness to net capital		0.12: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

Saints Advisors, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Saints Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Saints Advisors, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Saints Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Saints Advisors, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Saints Advisors, LLC:

In planning and performing our audit of the financial statements of Saints Advisors, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding parag raph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Industry, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 18, 2009

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Industry, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 18, 2009